

October 18, 2010

Benjamin S. Butcher
Chairman, Chief Executive Officer and President
STAG Industrial, Inc.
99 Chauncy Street, 10th Floor
Boston, Massachusetts 02111

> **Re: STAG Industrial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 29, 2010**
> **File No. 333-168368**

Dear Mr. Butcher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 in our letter dated August 26, 2010. We also note that you have made significant changes to your Market Overview section in response to our comments. Please provide us with a copy of the CBRE-EA report so we can verify the accuracy of the information within the prospectus.

2.   We note your response to comment 8 in our letter dated August 26, 2010. Please tell us why you feel it is appropriate to include a measure of annualized rent that differs from rents calculated in accordance with GAAP. To the extent necessary, please remove this non-GAAP financial measure or revise your rent presentation to comply with Item 10(e) of Regulation S-K. In addition, please discuss whether annualized rent includes abatements or tenant reimbursements. We may have further comment.

Table of Contents, page i

3.   We note your response to comment 10 in our letter dated August 26, 2010 and we reissue in part our prior comment. Please revise to clarify that the prospectus will be updated to the extent required by law. Note that the information included in your prospectus is required to be in compliance with Section 10 of the Securities Act.

Investment Strategy, page 4

4.   We note your response to comment 15 in our letter dated August 26, 2010 and we reissue the comment. Please revise to clarify how a tenant either paying or not paying rent results in market inefficiencies and describe what you mean by "the rigid application of decision rules." Please state how you believe you will be able to take advantage of such market inefficiencies to acquire properties when other buyers will avoid such acquisitions.

Services Agreements and Option Properties, page 11

5.   We note that following the completion of your formation transactions, Fund II will continue to operate as a private, fully-invested fund and will retain ownership of its 86 properties which you will manage. Please tell us whether you have any plans to acquire Fund II properties in the future.

6.   We note your disclosure on page 11 that Fund will contribute 100% of the equity interest in the entities owning all 19 of its properties to the operating partnership. We also note that you plan to enter into a future services agreement with Fund IV. Since Fund IV will have no properties after the completion of your formation transactions, please clarify what services you will be providing.

Benefits to Related Parties, page 14

7.   We note your response to comment 5 in our letter dated August 26, 2010. Please tell us how the distribution of common units to the certain members of Fund III, Fund IV and STAG GI complies with Section 5 of the Securities Act of 1933.

Use of Proceeds, page 50

8.   For indebtedness to be paid that was incurred within one year, please describe the use of proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors that May Influence Future Results of Operations

Rental Revenue, page 63

9.   Please describe whether your lease contracts include tenant concessions and how you consider these concessions in calculating rental revenue.

Historical Results of Operations of STAG Predecessor Group, page 67

10.   We note your risk factor on page 23 regarding how a default by one or more of your tenants may have a material adverse effect on you. We also note your disclosure on page 114 regarding the insolvency of a former tenant in 2009. Please expand your MD&A to specifically discuss how tenant insolvency has affected and will affect you and your results of operations.

Liquidity and Capital Resources, page 73

11.   We note your disclosure regarding your future corporate credit facility that you anticipate will close contemporaneously with the offering. Please revise to state whether debts incurred pursuant to your credit facility will be secured by your properties.

12.   We note your response to comment 43 in our letter dated August 26, 2010 and your related revisions on page 73. Please revise to state whether you plan to use your future credit facility to repay the debt obligations you will have following the completion of this offering. If not, please describe with greater specificity how you intend to pay your obligations and commitments coming due in 2011 and 2012.

Quantitative and Qualitative Disclosure About Market Risk, page 84

13.   We note that the entirety of your pro forma outstanding variable rate debt has been swapped for a fixed amount. Please expand your discussion within this section to include one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K regarding the increase or decrease in fair value of your outstanding debt instruments.

Market Overview, page 85

14.   Your discussion of the industrial real estate market contains several terms which may be difficult for investors outside your industry to understand. Please revise this section to include brief definition of these terms and describe why they are important to an understanding of your market. For example purposes only, we note:

- "NCREIF total return benchmark," page 86

- "absorption rate," page 88

- "rent growth percentage," page 90

- "economic rent," page 93

- "capitalization rate," page 94

Market Opportunity, page 85

15.   We note your response to comment 45 in our letter dated August 26, 2010 and we reissue the comment, in part. Within this section please disclose the differences between "institutionally-held" industrial property and commercial property.

Performance of the Industrial Sector, page 86

16.   We note your response to comment 48 in our letter dated August 26, 2010. Please revise your graph on page 87 to indicate whether "Industrial" refers to a measure of average cash flow yield for all industrial property.

Industrial Property Fundamentals, page 88

17.   We note the definition of primary and secondary markets on page ii of your prospectus. We also note that secondary markets are those markets with net rentable square footage ranging between approximately 25 million and 200 million square feet and that you plan to primarily invest in secondary markets. Please explain how your analysis of availability which measures the percentage supply of space available for lease across the 58 largest industrial markets where CBRE-EA compiles data is relevant to your planned investments in secondary industrial real estate markets. Provide a similar explanation for your analysis of rent on page 89 which discusses CBRE-EA's warehouse rent index which measures changes in effective rents at the metropolitan area level.

Business

Investment Strategy, page 99

18.   Please revise to explain what you mean by low average rent baseline what describe why this would seemingly increase the costs of relocating.

Historical Capital Expenditures, page 111

19.   Please tell us why you have omitted the properties you are acquiring from STAG GI from your table of historical capital expenditures. Alternatively, please provide this information for the STAG GI properties.

Description of Certain Debt, page 111

20.   We note your discussion of your mortgage debt immediately following the completion of the formation transactions. Please tell us whether the instruments listed on pages 111 and 112 represent recourse or non-recourse debt obligations.

Environmental Matters, page 113

21.   We note your response to comment 59 in our letter dated August 26, 2010 and we reissue, in part, the comment. Please tell us whether any other current property has asbestos and, if so, what you plan to do to remediate such properties.

22.   In your risk factor regarding environmentally hazardous conditions on page 36 you state that your properties are on or adjacent to properties on which your tenants may engage in activities which would cause the release so petroleum products or other hazardous or toxic substances. Please expand this section to include a brief description of the types of hazardous substances that your tenants handle.

Management

Directors, Executive Officers, and Certain Other Officers, page 116

23.   Please provide a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Fraser should serve as a director. See Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 123

24.   We note that you intend to provide initial awards under your 2010 Equity Incentive Plan based on individual effort in connection with your formation transactions and this offering. With respect to your formation transactions and this offering, please tell us how you will determine equity awards, alternatively please state when you expect such determinations will be made. See Item 402(b)(1) of Regulation S-K.

Policies with Respect to Certain Activities

Investments in Mortgages, Structured Financings and Other Lending Policies, page 142

25.   We note your response to comment 51 in our letter dated August 26, 2010 and the related disclosure on page 142. Please revise to disclose the forms of financing you may provide to purchasers of your properties. For example, you should disclose if you plan to issue loans secured by mortgages on the properties.

Benjamin S. Butcher
STAG Industrial, Inc.
October 18, 2010
Page 6

Experts, page 202

26.   We note your disclosure on page ii that you have included information in your
       registration statement in reliance on CBRE-EA's authority as an expert on such matters.
       Please revise this section to list CB Richard Ellis—Econometric Advisers as an expert.

Financial Statements

General

27.   We have read your response to our prior comment 65. We remain unclear how you have
       applied the guidance in Rule 3-14 of Regulation S-X in determining that separate
       financial statements of the properties acquired from STAG Acquisition Group or STAG
       Contribution Group are not required. Please clarify for us how you have applied the
       guidance in Rule 3-14 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Presentation, page F-6

28.   We have considered your response to our prior comment 67. Please enhance your
       discussion of the formation transactions to clarify that the other entities combined STAG
       Predecessor Group are under common control with the accounting acquirer, and as a
       result the acquisition of these entities is accounted for as a reorganization of entities
       under common control.

STAG Acquisition Group

Notes to Combined Statements of Revenue and Certain Expenses

2. Significant Accounting Policies

(b) Revenue Recognition, page F-40

29.   We have reviewed your response to our prior comment 72. Please enhance your
       disclosure to clarify that the company is not recognizing recovery revenue related to
       leases whereby the tenant has assumed the cost for insurance, real estate taxes and certain
       other expenses.

Exhibits

30.   We note your response to comment 75 in our letter dated August 26, 2010 and that in certain cases you will not replace the form with the final, executed agreement. Please acknowledge that these preliminary exhibits will not be incorporated by reference into any future filings. See Instruction 1 to Item 601 of Regulation S-K.

Exhibit 5.1

31.   We note that counsel, in its opinion, assumed that the issuance of the shares, together with any other outstanding shares of common stock, will not cause the Company to issue shares of common stock in excess of the number of such shares authorized by the Charter and also that the shares will not be issued in violation of any restriction or limitation contained in Article VI of the Charter. Please have counsel revise its opinion to remove these broad assumptions or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Jeffrey M. Sullivan, Esq.
        DLA Piper US LLP
        Via *facsimile*: (919) 786-2203